

June 28, 2013

Via E-mail
Mr. Bharat Vasandani
President, Chairman and Chief Executive Officer
Pan Global, Corp.
123 W. Nye Lane
Suite 455
Carson City, NV

Re: Pan Global, Corp.
         Amendment No. 1 to Form 8-K
         Filed June 19, 2013
         File No. 333-167130

Dear Mr. Vasandani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5.06 Change in Shell Company Status

1. We note your response to comment 1 from our letter dated May 29, 2013 and reissue. We note that you received revenues from consulting services as reported at the three months ending March 31, 2012. Based on your current disclosure it appears that you continue to have nominal operations. Furthermore, your balance sheet as of March 31, 2013 reflects an absence of both cash and cash equivalents, and assets. Please revise to indicate you remain a shell company.

Current Business Development, page 3

Greenhouse Operations, page 3

2. We note your response to comment 3 from our letter dated May 29, 2013 including your disclosure on page 3. Please revise this heading and the disclosure under this heading to make clear that you are currently in the planning stages of a greenhouse operation and, even with an executed lease, the planned infrastructure is not yet operational.

Current Team, page 4

3. We note that you have "engaged" an individual to work with the company on developing a plan for greenhouse operations. Further, we note on page 3 that you have "verbally engaged" this person. Please revise your disclosure to state clearly whether this individual is an employee or state clearly what employment arrangement is in place.

Business Model, page 5

3. Infrastructure, page 5

4. Please disclose what compensation you will be providing to the "major greenhouse equipment supplier based in North America" in exchange for providing advice related to your planned greenhouse operations, and also executive management recruiting.

Need for any Government Approval of Products or Services, page 9

5. We note your response to comment 13 from our letter dated May 29, 2013 including revisions. Please revise your filing to include the information required by Item 101 of Regulation S-K regarding the effect of existing or probable governmental regulation on the company. We note, for example, that you are subject to the reporting requirements under the federal securities laws and your Risk Factor disclosure on page 15. Similarly, revise your disclosure to include discussion of "tax rules and regulations" as applicable.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Philip Magri, Esq.
        The Magri Law Firm, PLLC